787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

July 12, 2021

VIA EDGAR

David L. Orlic

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	BlackRock Credit Strategies Fund

(Securities Act File No. 333-255980, Investment Company Act File No. 811-23380)

Dear Mr. Orlic:

This letter responds to comments of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission that you provided in a telephone conversation with the undersigned and Heejin Kim of Willkie Farr & Gallagher LLP on June 14, 2021, and in follow-up telephone conversations with the undersigned on June 22-23, 2021, with respect to the registration statement on Form N-2 of BlackRock Credit Strategies Fund (the “Fund”) filed on May 10, 2021 (the “Registration Statement”).

For the convenience of the Staff, the substance of the comments has been restated below. We have discussed the Staff’s comments with representatives of the Fund. The Fund’s responses to each of the Staff’s comments are set out immediately under the restated comment. Please note that we have not independently verified information provided by the Fund. The Fund anticipates making changes in response to the comments in a definitive prospectus filed pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended, once the Registration Statement is effective. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

Prospectus

Comment No. 1:

In the section of the Prospectus entitled “Certain Provisions in the Agreement and Declaration of Trust and Bylaws,” please disclose the factors the Board would consider in determining whether to propose a conversion to an open-end investment company.

Response No. 1:

The Fund notes that the 3rd paragraph of the section of the Prospectus entitled “Closed-End Fund Structure” currently includes disclosure regarding the factors the Board might consider in determining whether to propose such a conversion (in addition to certain other corporate actions). In particular, the Prospectus currently discloses that:

NEW YORK    WASHINGTON    HOUSTON    PALO ALTO    SAN FRANCISCO    CHICAGO    PARIS    LONDON    FRANKFURT     BRUSSELS    MILAN    ROME

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“The Fund may also, from time to time, consider taking other corporate actions that the Board determines to be in the best interest of the Fund and its shareholders. Depending on the circumstances, economic and market conditions, and the availability of suitable options and alternatives, these actions could include, for example, a sale of all or substantially all of the Fund’s assets either on a complete portfolio basis or individually followed by a liquidation, a merger of the Fund with another investment company, or converting the Fund into an open-end fund. The Fund would consider a variety of factors in determining whether to pursue a corporate action such as any of the foregoing, including shareholder feedback, the composition of the Fund’s portfolio, portfolio performance, the Fund’s financial condition, internal management considerations, existing economic and market conditions, the nature of available options and sales and repurchase trends with respect to the Shares.”

(Emphasis added.) The Fund respectfully submits that the foregoing disclosure sufficiently describes the types of factors the Board might consider (in addition to any other relevant factors) in determining whether to propose a conversion of the Fund to an open-end investment company. As currently disclosed in the Prospectus, the Board believes that the closed-end structure is desirable. Therefore, shareholders should assume that it is not likely that the Board would vote to convert the Fund to an open-end investment company.

Comment No. 2:

In the 3rd paragraph of the section of the Prospectus entitled “Certain Provisions in the Agreement and Declaration of Trust and Bylaws,” please reinstate the disclosure about the possible consequences of converting to an open-end investment company that was included in the registration statement on Form N-2 filed by the Fund on February 22, 2019 (File Nos. 333-227456 and 811-23380) but omitted from the Registration Statement.

Response No. 2:

The Fund will reinstate the disclosure referred to in the Staff’s comment, with the modification shown below. The Fund notes that Shares of the Fund currently are offered and sold at NAV plus, in the case of certain Share classes, the applicable sales load, and that the language shown as deleted below, if it were to be included, might therefore be confusing to investors.

“Shareholders of an open-end investment company may require the company to redeem their shares at any time, except in certain circumstances as authorized by or under the Investment Company Act, at their NAV, less such redemption charge, if any, as might be in effect at the time of a redemption. The Fund expects to pay all such redemption requests in cash, but reserves the right to pay redemption requests in a combination of cash or securities. If such partial payment in securities were made, investors may incur brokerage costs in converting such

July 12, 2021

securities to cash. ~~If the Fund were converted to an open-end fund, it is possible that new shares would be sold at NAV plus a sales load.~~”

Statement of Additional Information

Comment No. 3:

In the section of the Statement of Additional Information entitled “Investment Policies and Techniques – Environmental, Social and Governance (“ESG”) Integration”, it is stated that the ESG characteristics utilized in the Fund’s investment process are anticipated to evolve over time and one or more characteristics may not be relevant with respect to all issuers that are eligible for investment. Please further clarify the criteria the Fund uses to determine what issuers have ESG characteristics consistent with its chosen ESG definition/focus, and whether the Fund’s ESG criteria are applied to every investment it makes or only to some of the investments.

Response No. 3:

The Fund acknowledges the Staff’s comment and notes that the disclosure in question was shared with the Staff in substantially the same form in the context of prior discussions regarding BlackRock’s overall approach to ESG integration. The Fund respectfully submits that the current disclosure includes an appropriate level of detail regarding the integration of ESG considerations into the Fund’s investment process in light of the Fund’s overall investment objective and strategies and declines to make further changes at this time.

Exhibit (l) – Legality Opinion by Morris, Nichols, Arsht & Tunnell LLP (“MNAT Opinion”)

Comment No. 4:

The Staff considers assumptions (i), (ii) and (viii) included in the MNAT Opinion to be overly broad and to “assume away” the relevant issues. The Fund should obtain and file a revised legality opinion that does not include these assumptions or modifies them in a manner consistent with the requirements of Staff Legal Bulletin No. 19 (Oct. 14, 2011).

Response No. 4:

The Fund has obtained a revised legality opinion that the Fund believes addresses the Staff’s comment and will file a post-effective amendment to the Registration Statement under Rule 462(d) to add the revised legality opinion as an exhibit to the Registration Statement.

Comment No. 5:

If the Shares are assessable under the terms of the Fund’s governing documents, as suggested in the MNAT Opinion, please adequately disclose the assessability of Shares in the Prospectus unless such disclosure has already been included.

Response No. 5:	The Fund notes that the following disclosure currently appears in the section of the Prospectus entitled “Description of Shares—Common Shares”:

“Each Share has one vote and, when issued and paid for in accordance with the terms of this offering, will be fully paid and, under the Delaware

July 12, 2021

Statutory Fund Act, the purchasers of the Shares will have no obligation to make further payments for the purchase of the Shares or contributions to the Fund solely by reason of their ownership of the Shares, except that the Trustees shall have the power to cause shareholders to pay certain expenses of the Fund by setting off charges due from shareholders from declared but unpaid dividends or distributions owed the shareholders and/or by reducing the number of Shares owned by each respective shareholder, and except for the obligation to repay any funds wrongfully distributed.”

The foregoing disclosure is intended to inform investors of the substance of Section 3.8 of the Fund’s Agreement and Declaration of Trust which provides, in pertinent part, that the Trustees shall have the power to cause each shareholder to pay directly, in advance or arrears, for charges of distribution, of the custodian or transfer, shareholder servicing or similar agent, a pro rata amount, by setting off such charges due from such shareholder from declared but unpaid dividends or distributions owed such shareholder and/or by reducing the number of shares in the account of such shareholder by that number of full and/or fractional Shares which represents the outstanding amount of such charges due from such shareholder. The Fund submits that the disclosure currently in the Prospectus is sufficient to put shareholders on notice regarding the assessability of Shares.

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Please do not hesitate to contact me at (212) 728-8147 if you would like to discuss the foregoing responses or if you require additional information regarding the Fund.

Respectfully submitted,

/s/ Michael A. DeNiro

Michael A. DeNiro

cc:	Janey Ahn, Esq., BlackRock, Inc.

Dean A. Caruvana, Esq., BlackRock, Inc.

Elliot J. Gluck, Esq., Willkie Farr & Gallagher LLP